March 11, 2025

Ilona Andzejevska
President
Readvantage Corp.
801 Travis Street
Houston, TX 77002

       Re: Readvantage Corp.
           Registration Statement on Form S-1
           Filed March 10, 2025
           File No. 333-285670
Dear Ilona Andzejevska:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. The audit should be conducted in accordance with standards of the PCAOB. In addition, the audit partner should sign the auditors consent along with the audit firm given that the audit partner signed the audit report.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Thomas Cook